                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ________________

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2003

                                ________________

                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                      4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)

                                ________________

             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]



                         Form 20-F __X__ Form 40-F _____

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.]

                               Yes _____ No __X__

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 29, 2003

                                      MITSUBISHI TOKYO FINANCIAL GROUP, INC.



                                      By:    /S/  Atsushi Inamura
                                         -----------------------------------
                                        Name:  Atsushi Inamura
                                        Title: Chief Manager, General Affairs
                                               Corporate Administration Division

                       Interim Consolidated Summary Report
                                (under US GAAP)
                    for the Fiscal Year Ending March 31, 2003

Date:                             January 29, 2003
Company name (code number):       Mitsubishi Tokyo Financial Group, Inc. (8306)
                                  (URL http://www.mtfg.co.jp)
Stock exchange listings:          Tokyo, Osaka, New York, London
Headquarters:                     Tokyo
Representative:                   Shigemitsu Miki, President & CEO
For inquiry:                      Katsuhiko Ishizuka, Chief Manager - Financial
                                  Policy Division
                                  (Phone) +81-3-3240-8211

Consolidated financial data for the six months ended September 30, 2002

(1) Operating results

                                                                         (in millions of yen except per share data and percentages)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  For the six months ended September 30,      For the year ended
                                                                  -----------------------------------------
                                                                          2002                2001               March 31, 2002
-----------------------------------------------------------------------------------------------------------------------------------
 Gross revenue                                                          1,389,916          1,531,282                2,717,702
   change from corresponding period of the previous year                     (9.2)%             (4.1)%
-----------------------------------------------------------------------------------------------------------------------------------
 Income (loss) before income tax expense(benefit)                         267,875             (9,143)                (324,233)
   change from corresponding period of the previous year                        -                  -
-----------------------------------------------------------------------------------------------------------------------------------
 Net income (loss)                                                        103,721             (1,796)                (216,534)
   change from corresponding period of the previous year                        -                  -
-----------------------------------------------------------------------------------------------------------------------------------
 Basic earnings (loss) per common share (in yen)                        17,096.50          (1,075.90)              (39,733.32)
-----------------------------------------------------------------------------------------------------------------------------------
 Diluted earnings (loss) per common share (in yen)                      15,057.33                  -                        -
-----------------------------------------------------------------------------------------------------------------------------------

Notes:

 1. Equity in earnings (loss) of affiliates:
      For the six months ended September 30, 2002:                                           (13,023) millions of yen
      For the six months ended September 30, 2001:                                            (4,625) millions of yen
      For the year ended March 31, 2002:                                                      (9,200) millions of yen


 2. Average number of shares outstanding:
      For the six months ended September 30, 2002:                  (Common stock)             5,579  thousands of shares
                                                       (Preferred stock - class 1)                81  thousands of shares
                                                       (Preferred stock - class 2)               100  thousands of shares
      For the six months ended September 30, 2001:                  (Common stock)             5,543  thousands of shares
                                                       (Preferred stock - class 1)                81  thousands of shares
                                                       (Preferred stock - class 2)               100  thousands of shares
      For the year ended March 31, 2002:                            (Common stock)             5,555  thousands of shares
                                                       (Preferred stock - class 1)                81  thousands of shares
                                                       (Preferred stock - class 2)               100  thousands of shares

(2) Balance sheet highlights                                            (in millions of yen except per share data and percentages)
------------------------------------------------------------------------------------------------------------------------------------
                                                                             As of September 30,                          As of
                                                                   -------------------------------------
                                                                        2002                   2001                  March 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
 Total assets                                                        92,316,029             89,483,354              94,365,114
------------------------------------------------------------------------------------------------------------------------------------
 Shareholders' equity                                                 2,346,139              2,517,115               2,626,497
------------------------------------------------------------------------------------------------------------------------------------
 Shareholders' equity as a percentage of total assets                       2.5 %                  2.8 %                   2.8 %
------------------------------------------------------------------------------------------------------------------------------------
 Shareholders' equity per common share (in yen)                      340,578.65             373,778.97              391,595.90
------------------------------------------------------------------------------------------------------------------------------------

Note: Number of shares outstanding as of:
           September 30, 2002:                           (Common stock)        5,584    thousands of shares
                                            (Preferred stock - class 1)           81    thousands of shares
                                            (Preferred stock - class 2)          100    thousands of shares
           September 30, 2001:                           (Common stock)        5,546    thousands of shares
                                            (Preferred stock - class 1)           81    thousands of shares
                                            (Preferred stock - class 2)          100    thousands of shares
           March 31, 2002:                               (Common stock)        5,573    thousands of shares
                                            (Preferred stock - class 1)           81    thousands of shares
                                            (Preferred stock - class 2)          100    thousands of shares

(3) Cash flows                                                                                                (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                   For the six months ended September 30,      For the year ended
                                                                   --------------------------------------
                                                                         2002                  2001              March 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
 Net cash provided by (used in) operating activities                   1,070,233              269,609               (922,743)
------------------------------------------------------------------------------------------------------------------------------------
 Net cash provided by (used in) investing activities                     801,902            1,796,618               (546,888)
------------------------------------------------------------------------------------------------------------------------------------
 Net cash provided by (used in) financing activities                  (1,387,256)          (2,001,681)             1,508,172
------------------------------------------------------------------------------------------------------------------------------------
 Cash and cash equivalents at end of period                            2,248,902            1,825,644              1,832,399
------------------------------------------------------------------------------------------------------------------------------------

The accompanying unaudited condensed consolidated financial statements are stated in Japanese yen, the currency of the country in which Mitsubishi Tokyo Financial Group, Inc. ("MTFG") is incorporated and principally operates. Such condensed consolidated financial statements have been prepared on the basis of generally accepted accounting principles and prevailing practices within the banking industry in the United States of America. In certain respects, the financial statements reflect adjustments which are not included in the financial statements of MTFG or its subsidiaries in accordance with applicable statutory requirements and accounting practices in the countries of incorporation.

(Reference)

Formulas for computing ratios for the six months ended September 30, 2002 are as follows.

Basic earnings per common share

 Net income - Total dividends for the interim (fiscal) period on preferred stock
 -------------------------------------------------------------------------------
       Average number of common stock during the interim (fiscal) period *

Diluted earnings per common share

    Net income - Total dividends for the interim (fiscal) period on preferred stock + Adjustments in net income assuming dilution
    -------------------------------------------------------------------------
                Average number of common stock during the interim
         (fiscal) period * + Number of dilutive potential common stock

Shareholders' equity per common share

   Shareholders' equity at end of period - Number of preferred stock at end of period X Issue price
   ---------------------------------------------------------------------------
                    Number of common stock at end of period *

   * excluding treasury stock and parent's common stock owned by subsidiaries

The foregoing forward-looking statements may be materially affected by regulatory developments or changes in governmental policies, laws, regulations, voluntary code of practice and interpretations, including those anticipated to be announced soon in Japan, changes in the level of Japanese stock prices, the occurrence of material new corporate bankruptcies, further developments in the Japanese or world economic environment, and other factors outside MTFG's control. These forward-looking statements are not guaranties of future performance, and actual results may differ materially. Please see our latest annual report for additional information regarding the risks in our business.

(US GAAP)

Condensed Consolidated Balance Sheets

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

------------------------------------------------------------------------------------------------------------------------------------
                                                                As of September 30,         Increase /       As of        Increase /
                                                              2002(A)         2001(B)       (Decrease)     March 31,      (Decrease)
                                                            (Unaudited)     (Unaudited)     (A) - (B)       2002 (C)      (A) - (C)
(in millions of yen)                                                                                      (Condensed)
------------------------------------------------------------------------------------------------------------------------------------
Assets:
Cash and due from banks                                       2,248,902      1,825,644        423,258      1,832,399        416,503
Interest-earning deposits in other banks                      4,148,565      5,376,805     (1,228,240)     4,332,180       (183,615)
Call loans, funds sold, and
  receivables under resale agreements                         2,359,578      3,116,152       (756,574)     2,749,440       (389,862)
Receivables under securities borrowing transactions           1,990,738      2,039,577        (48,839)     1,953,242         37,496
Trading account assets                                        7,327,701      6,542,695        785,006      7,497,253       (169,552)
Investment securities:
  Securities available for sale                              23,394,650     20,084,360      3,310,290     23,282,816        111,834
  Securities being held to maturity                             242,168        283,143        (40,975)       272,163        (29,995)
  Other investment securities                                   138,289        170,963        (32,674)       129,498          8,791
------------------------------------------------------------------------------------------------------------------------------------
Total investment securities                                  23,775,107     20,538,466      3,236,641     23,684,477         90,630
------------------------------------------------------------------------------------------------------------------------------------
Loans, net of unearned income and deferred loan fees         48,091,245     48,307,770       (216,525)    50,229,725     (2,138,480)
Allowance for credit losses                                  (1,571,232)    (1,794,045)       222,813     (1,735,180)       163,948
------------------------------------------------------------------------------------------------------------------------------------
Net loans                                                    46,520,013     46,513,725          6,288     48,494,545     (1,974,532)
------------------------------------------------------------------------------------------------------------------------------------
Premises and equipment - net                                    635,139        709,759        (74,620)       681,366        (46,227)
Accrued interest                                                181,262        222,287        (41,025)       213,697        (32,435)
Customers' acceptance liability                                  30,775         35,635         (4,860)        37,608         (6,833)
Intangible assets                                               200,341        181,555         18,786        186,617         13,724
Goodwill                                                         41,070         35,441          5,629         41,386           (316)
Other assets                                                  2,856,838      2,345,613        511,225      2,660,904        195,934
------------------------------------------------------------------------------------------------------------------------------------
           Total                                             92,316,029     89,483,354      2,832,675     94,365,114     (2,049,085)
------------------------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity:
Deposits:
  Domestic offices:
    Non-interest-bearing                                      3,544,419      2,962,423        581,996      3,091,407        453,012
    Interest-bearing                                         49,743,486     43,856,571      5,886,915     48,826,155        917,331
  Overseas offices, principally interest-bearing             10,556,215     12,354,681     (1,798,466)    11,741,939     (1,185,724)
------------------------------------------------------------------------------------------------------------------------------------
Total deposits                                               63,844,120     59,173,675      4,670,445     63,659,501        184,619
------------------------------------------------------------------------------------------------------------------------------------
Debentures                                                    1,198,007      2,993,854     (1,795,847)     2,269,122     (1,071,115)
Call money, funds purchased, and
  payables under repurchase agreements                        6,504,990      5,072,054      1,432,936      6,329,049        175,941
Payables under securities lending transactions                2,222,914      3,053,634       (830,720)     2,913,983       (691,069)
Due to trust account and other short-term borrowings          4,491,849      5,152,873       (661,024)     5,600,859     (1,109,010)
Trading account liabilities                                   2,656,621      3,330,651       (674,030)     2,495,768        160,853
Obligations to return securities received as collateral         742,487        604,105        138,382        315,538        426,949
Bank acceptances outstanding                                     30,775         35,635         (4,860)        37,608         (6,833)
Accrued interest                                                152,248        236,364        (84,116)       211,010        (58,762)
Long-term debt                                                5,323,484      5,093,871        229,613      5,183,841        139,643
Other liabilities                                             2,802,395      2,219,523        582,872      2,722,338         80,057
------------------------------------------------------------------------------------------------------------------------------------
           Total liabilities                                 89,969,890     86,966,239      3,003,651     91,738,617     (1,768,727)
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
  Capital stock:
    Preferred stock - class 1                                   122,100        122,100              -        122,100              -
    Preferred stock - class 2                                   100,000        100,000              -        100,000              -
    Common stock                                                873,156        873,156              -        873,156              -
  Capital surplus                                               908,461        846,932         61,529        850,835         57,626
  Retained earnings:
    Appropriated for legal reserve                              237,474        227,462         10,012        236,537            937
    Unappropriated                                               72,637        235,406       (162,769)        11,593         61,044
  Accumulated other changes in equity from
    nonowner sources, net of taxes                              115,067        217,651       (102,584)       523,250       (408,183)
------------------------------------------------------------------------------------------------------------------------------------
Total                                                         2,428,895      2,622,707       (193,812)     2,717,471       (288,576)
Less treasury stock, at cost                                     82,756        105,592        (22,836)        90,974         (8,218)
------------------------------------------------------------------------------------------------------------------------------------
           Shareholders' equity - net                         2,346,139      2,517,115       (170,976)     2,626,497       (280,358)
------------------------------------------------------------------------------------------------------------------------------------
           Total                                             92,316,029     89,483,354      2,832,675     94,365,114     (2,049,085)
------------------------------------------------------------------------------------------------------------------------------------

(US GAAP)

Condensed Consolidated Statements of Operations

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

------------------------------------------------------------------------------------------------------------------------------------
                                                                         For the six months                           For the year
                                                                         ended September 30,           Increase/         ended
                                                                       2002 (A)        2001 (B)        (Decrease)    March 31, 2002
(in millions of yen)                                                 (Unaudited)     (Unaudited)        (A) - (B)      (Condensed)
------------------------------------------------------------------------------------------------------------------------------------
Interest income:
Loans, including fees                                                   544,972        675,006           (130,034)     1,276,821
Deposits in other banks                                                  41,077         96,233            (55,156)       159,784
Investment securities                                                   196,536        207,379            (10,843)       399,393
Trading account assets                                                    4,706          7,844             (3,138)        15,144
Call loans, funds sold, and receivables under resale
  agreements and securities borrowing transactions                       31,173        102,160            (70,987)       165,819
------------------------------------------------------------------------------------------------------------------------------------
     Total                                                              818,464      1,088,622           (270,158)     2,016,961
------------------------------------------------------------------------------------------------------------------------------------
Interest expense:
Deposits                                                                130,277        296,623           (166,346)       485,643
Debentures                                                                5,657         11,834             (6,177)        20,491
Call money, funds purchased, and payables under repurchase
   agreements and securities lending transactions                        53,949        116,534            (62,585)       200,340
Due to trust account, other short-term borrowings,
    and trading account liabilities                                      18,928         25,963             (7,035)        63,250
Long-term debt                                                           76,937         96,563            (19,626)       169,339
------------------------------------------------------------------------------------------------------------------------------------
     Total                                                              285,748        547,517           (261,769)       939,063
------------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                     532,716        541,105             (8,389)     1,077,898
Provision for credit losses                                             232,632        309,425            (76,793)       601,689
------------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for credit losses                   300,084        231,680             68,404        476,209
------------------------------------------------------------------------------------------------------------------------------------
Non-interest income:
Fees and commissions                                                    251,841        245,079              6,762        491,864
Foreign exchange gains - net                                            113,511         62,543             50,968              -
Trading account profits - net                                           145,548        106,129             39,419        138,460
Investment securities gains - net                                        28,870              -             28,870         20,598
Other non-interest income                                                31,682         28,909              2,773         49,819
------------------------------------------------------------------------------------------------------------------------------------
     Total                                                              571,452        442,660            128,792        700,741
------------------------------------------------------------------------------------------------------------------------------------
Non-interest expense:
Salaries and employee benefits                                          241,732        228,455             13,277        456,568
Occupancy expenses - net                                                 60,418         67,391             (6,973)       134,787
Foreign exchange losses - net                                                 -              -                  -        333,034
Investment securities losses - net                                            -         92,882            (92,882)             -
Other non-interest expenses                                             301,511        294,755              6,756        576,794
------------------------------------------------------------------------------------------------------------------------------------
     Total                                                              603,661        683,483            (79,822)     1,501,183
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income tax expense(benefit) and
   cumulative effect of a change in accounting principle                267,875         (9,143)           277,018       (324,233)
Income tax expense (benefit)                                            163,622         (1,480)           165,102       (101,832)
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before cumulative effect of a change
    in accounting principle                                             104,253         (7,663)           111,916       (222,401)
Cumulative effect of a change
    in accounting principle, net of tax                                    (532)         5,867             (6,399)         5,867
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                       103,721         (1,796)           105,517       (216,534)
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss) attributable to common shareholders                    95,385         (5,964)           101,349       (220,702)
------------------------------------------------------------------------------------------------------------------------------------
(in yen)
Amounts per share:
Basic earnings (loss) per common share - income (loss)
  before cumulative effect of a change in accounting principle        17,191.86      (2,134.35)         19,326.21     (40,789.57)
Basic earnings (loss) per common share - net income (loss)            17,096.50      (1,075.90)         18,172.40     (39,733.32)
Diluted earnings (loss) per common share - income (loss)              15,147.97      (2,134.35)         17,282.32     (40,789.57)
  before cumulative effect of a change in accounting principle
Diluted earnings (loss) per common share - net income (loss)          15,057.33      (1,075.90)         16,133.23     (39,733.32)

(US GAAP)

Credit Quality Data

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

------------------------------------------------------------------------------------------------------------------------------
                                                            As of September 30,       Increase/       As of        Increase/
                                                         2002 (A)       2001 (B)     (Decrease)     March 31,     (Decrease)
(in millions of yen)                                   (Unaudited)    (Unaudited)     (A) - (B)      2002 (C)      (A) - (C)
------------------------------------------------------------------------------------------------------------------------------
    Nonaccrual loans                                    1,779,190      2,354,189      (574,999)      2,173,576     (394,386)
    Restructured loans                                  1,778,659      2,080,856      (302,197)      1,968,366     (189,707)
    Accruing loans contractually past due
     90 days or more                                       13,969         18,465        (4,496)         23,040       (9,071)
------------------------------------------------------------------------------------------------------------------------------
    Total                                               3,571,818      4,453,510      (881,692)      4,164,982     (593,164)
------------------------------------------------------------------------------------------------------------------------------
    Loans                                              48,091,245     48,307,770      (216,525)     50,229,725   (2,138,480)
    Allowance for credit losses                         1,571,232      1,794,045      (222,813)      1,735,180     (163,948)
------------------------------------------------------------------------------------------------------------------------------